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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 18

                                       TO

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                THE LIMITED, INC.
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                                (Name of Issuer)


       COMMON STOCK, $0.50 PAR VALUE                            532716-107
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      (Title of class of securities)                          (CUSIP number)


                              DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                  APRIL 9, 1998
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), (f) or (g), check the following box [_].





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NYFS01...:\08\80808\0004\139\SCH4148K.330

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CUSIP No. 532716-107                                                        13D-PAGE 2
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
    1      NAME OF REPORTING PERSON:                 Leslie H. Wexner

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:      N/A

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          United States

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   NUMBER OF       7     SOLE VOTING POWER:               55,184,810
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:              2,947,117
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:          55,715,300
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:         2,947,117

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 58,662,417

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [X]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.5%

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   14      TYPE OF REPORTING PERSON:           IN

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      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 532716-107                                                        13D-PAGE 3
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    1      NAME OF REPORTING PERSON:            The Wexner Foundation

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:      N/A

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

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   NUMBER OF       7     SOLE VOTING POWER:               1,208,317
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:           1,208,317
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,208,317

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.4%

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   14      TYPE OF REPORTING PERSON:           OO
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      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 532716-107                                                        13D-PAGE 4
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    1      NAME OF REPORTING PERSON:            Health and Science Interests II

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:      N/A

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

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   NUMBER OF       7     SOLE VOTING POWER:                 350,000
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:             350,000
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   350,000

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.1%

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   14      TYPE OF REPORTING PERSON:           OO
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      SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------------------           ----------------------------------------------
CUSIP No. 532716-107                                                        13D-PAGE 5
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    1      NAME OF REPORTING PERSON:            The Wexner Children's Trust

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:      N/A

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

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   NUMBER OF       7     SOLE VOTING POWER:               18,750,000
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:           18,750,000
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  18,750,000

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.9%

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   14      TYPE OF REPORTING PERSON:           OO
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      SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 532716-107                                                        13D-PAGE 6
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    1      NAME OF REPORTING PERSON:           Harry, Hannah and David Wexner Trust

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (A) [_]
                                                                                               (B) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:      N/A

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:          Ohio

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   NUMBER OF       7     SOLE VOTING POWER:               1,388,800
    SHARES
                ---------------------------------------------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER:                 -0-
   OWNED BY
                ---------------------------------------------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER:          1,388,800
   REPORTING
                ---------------------------------------------------------------------------------------
  PERSON WITH      10    SHARED DISPOSITIVE POWER:             -0-

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,388,800

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                  [_]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.5%

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   14      TYPE OF REPORTING PERSON:           OO
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

      SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 18 relates to the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 17 thereto, filed by a group currently comprised of Leslie H. Wexner, The Wexner Foundation, Health and Science Interests II, The Wexner Children's Trust and the Harry, Hannah and David Wexner Trust (collectively, the "Purchasers").

Item 2.     Identity and Background.

      Since the filing of Amendment No. 17, Health and Science Interests and the Harry and Hannah Wexner Trust disposed of all of their shares of Common Stock. Accordingly, such persons are no longer members of the Purchasers' group.


Item 5.      Interest in Securities of the Issuer.

            (a) As of April 14, 1998, the Purchasers beneficially owned the following shares of the Common Stock (the approximate percentages of the shares of Common Stock owned as indicated in parenthesis below are based on the 272,491,148 shares reported as outstanding in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 1, 1997):

1.  Leslie H. Wexner                58,662,417(1)(2)(3)(4)(5)           21.5%
2.  The Wexner Foundation            1,208,317(1)                        0.4%
3.  Health and Science
      Interests II                     350,000(2)                       0.1%
4.  The Wexner Children's
      Trust                         18,750,000(4)                        6.9%
5.  Harry, Hannah and David Wexner
      Trust                          1,388,800(5)                       0.5%

------------------------------

(1) Power to vote or direct the disposition of the 1,208,317 shares held by The Wexner Foundation may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as the trustees of The Wexner Foundation. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of the shares held by The Wexner Foundation.

(2) Power to vote or direct the disposition of the 350,000 shares held by Health and Science Interests II may be deemed to be shared by Leslie H. Wexner as grantor and Jeffrey E. Epstein as trustee thereof. Leslie H. Wexner and Jeffrey E. Epstein disclaim beneficial ownership of shares held by Health and Science Interests II.

(3) Includes 530,490 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of December 31, 1997) over which he exercises dispositive but not voting control and 175,000 shares issuable upon exercise of options held by Mr. Wexner. Excludes 475 shares held directly by Mr. Wexner's spouse and 200,000 shares held in a trust of which Mr. Wexner's spouse is a beneficiary, as to which Mr. Wexner disclaims beneficial ownership.

(4) Power to vote or direct the disposition of the 18,750,000 shares held by Leslie H. Wexner as the sole trustee of The Wexner Children's Trust.

(5) Power to vote or direct the disposition of the 1,388,800 shares held by the Harry, Hannah and David Wexner Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein as trustees of such trust.

            (b) The responses of the Purchasers to Item 7 through 11 of the portions of the cover pages of this Amendment No. 18 to the Schedule 13D which relate to the beneficial ownership of shares of the Common Stock are incorporated herein by reference.

            (c) Since the filing of Amendment No. 17 to Schedule 13D, the Purchasers effected the following transactions in the Common Stock:

                    Date of         Amount of         Price per     Where and
Person              Transaction     Securities        Share         How Effected
------              -----------     ----------        -----         ------------
Leslie H. Wexner        3/13/98       500,000            N/A        Contribution
                                       shares                       to Health and
                                                                    Science
                                                                    Interests

Health and              3/13/98       500,000            N/A        Receipt of
Science Interests                      shares                       contribution
                                                                    from
                                                                    Leslie H. Wexner

        "               4/9/98      2,500,000         $28.61875     Private sale
                                       shares

Harry and Hannah        3/17/98       144,600         $29.875       NYSE (sale)
Wexner Trust                           shares

Harry, Hannah and       3/17/98       800,000         $29.875       NYSE (sale)
David Wexner                           shares
Trust

The Wexner              3/17/98       199,400         $29.875       NYSE (sale)
Foundation                             shares



            (d), (e):  Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 14, 1998

                                        /s/Leslie H. Wexner
                                        ------------------------------------
                                        Leslie H. Wexner


                                    THE WEXNER FOUNDATION

                                    By: /s/Darren K. Indyke
                                        ------------------------------------
                                        Darren K. Indyke, Secretary


                                    HEALTH AND SCIENCE INTERESTS

                                    By: /s/Jeffrey E. Epstein
                                        ------------------------------------
                                        Jeffrey E. Epstein, Trustee


                                    HEALTH AND SCIENCE INTERESTS II

                                    By: /s/Jeffrey E. Epstein
                                        ------------------------------------
                                        Jeffrey E. Epstein, Trustee


                                    THE WEXNER CHILDREN'S TRUST

                                    By: /s/Leslie H. Wexner
                                        ------------------------------------
                                        Leslie H. Wexner, Trustee


                                    HARRY AND HANNAH WEXNER TRUST

                                    By: /s/Jeffrey E. Epstein
                                        ------------------------------------
                                        Jeffrey E. Epstein, Trustee

                                    HARRY, HANNAH AND DAVID WEXNER TRUST

                                    By: /s/Jeffrey E. Epstein
                                        ------------------------------------
                                        Jeffrey E. Epstein, Trustee














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